TERYL RESOURCES CORP.
#1103, 11871 Horseshoe Way
Richmond, BC V7A 5H5

INSTRUMENT OF PROXY

ANNUAL GENERAL MEETING
January 22, 2003

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY

The undersigned member of TERYL RESOURCES CORP. (the "Company") hereby appoints JOHN G. ROBERTSON, the President and a Director of the Company, or failing him, JENNIFER LORETTE, Vice President and a Director of the Company, or failing both of them ____________________ or ________________________ as proxyholder for and on behalf of the undersigned to attend the annual general meeting of shareholders of the Company to be held on January 22, 2003 and at any and all adjournments thereof and thereat, to act for and on behalf of and to vote the shares of the undersigned and to cast the number of votes the undersigned would be entitled to cast if personally present with respect to the matters specified below.

The undersigned specifies that, with respect to any of the matters listed below, the number of votes which the undersigned would be entitled to cast if personally present shall on any poll or ballot be voted for or against by the proxyholder as so specified. The undersigned hereby authorizes the proxyholder to demand a poll. If no choice is specified in any one or more of the spaces set out below for that purpose, and with respect to any amendments to or variations in any of the matters listed below and to other matters which may properly come before the meeting or any adjournment thereof, the undersigned hereby confers sole discretionary authority on the proxyholder to act at such meeting and any adjournment thereof for and on behalf of and in the name of the undersigned and to cast the number of votes that the undersigned would be entitled to cast if personally present, all in the same manner and to the same extent and with the same power as the undersigned could do if personally present thereat, the undersigned hereby ratifying and confirming and agreeing to ratify and confirm all that the proxyholder may lawfully do by virtue hereof.

Voting Choice on Resolutions

1.	To elect the following persons as directors of the Company for the ensuing year:

John G. Robertson	FOR _________________	WITHHOLD VOTE _________________
Jennifer Lorette	FOR _________________	WITHHOLD VOTE _________________
Susanne M. Robertson	FOR _________________	WITHHOLD VOTE _________________
Monique Van Oord	FOR _________________	WITHHOLD VOTE _________________

2.	To adopt a resolution appointing June Fitzmartyn, Chartered Accountant, as the auditor of the Company until the next annual general meeting and to authorize the directors to fix their remuneration.

FOR    ___________                         WITHHOLD VOTE  ___________

3.

To approve an ordinary resolution to authorize the directors of the Company to approve, implement and establish a Stock Option Plan (the “Plan”) authorizing the issuance of up to 10% of the common shares of the Company issued and outstanding from time to time, to directors, officers, employees, consultants and other insiders of the Company, in accordance with the policies of the TSX Venture Exchange and upon terms and conditions subject to the approval of the TSX Venture Exchange and to approve the exercise of any options granted to insiders with the pertinent terms and conditions set forth in the accompanying Information Circular

FOR ____________                          AGAINST                 ____________

4.

To approve an ordinary resolution to authorize the directors of the Company, subject to regulatory approval and in compliance with the policies of the TSX Venture Exchange, to consider, and if thought fit, to approve the issuance of common shares in the capital stock of the Company in amounts exceeding 20% of the issued and outstanding common shares in the capital stock of the Company on future public offerings, private placements, debt settlements, property acquisitions or other transactions requiring the issuance of common shares in the capital stock of the Company, at such prices and such times as the directors of the Company deem to be in the best interests of the Company.

FOR ____________                          AGAINST                 ____________

5.	To approve the following special resolution:

“RESOLVED, as a special resolution, that, at the discretion of the board of directors of the Company, the name of the Company be changed to Teryl Gold Inc. or such other similar name as may be acceptable to the directors of the Company in their discretion and the Registrar of Companies and that the Memorandum of the Company be altered accordingly.”

FOR    ___________                         WITHHOLD VOTE  ___________

The shares represented by this proxy may be voted on the above items by marking "X" in the space provided for that purpose.

The undersigned hereby revokes any proxy previously given.

Executed on the _______ day of _________________, 200___.

___________________________________
Number of Shares Held	Signature of Member or his attorney authorized in writing

Name of Member (Please Print)

Address

City/Province

NOTES:

1.

Complete this form of proxy and deposit with, mail to or send by facsimile transmission to Computershare Trust Company of Canada at 4th Floor, 510 Burrard Street, Vancouver, BC, V6C 3B9. The proxy must be received at the office of ComputerShare Trust Company of Canada at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the scheduled time of the meeting at which such proxy is to be used.

2.	Failure to comply with the time deadlines set out will result in your proxy being invalid.

3.	A proxy will not be valid unless it is dated and signed by the Member or the Member's attorney in writing and, in such case, the form of power of attorney must be attached to the Proxy.

4.	If the member is a company, the Instrument of Proxy should be under its corporate seal and executed by an officer or attorney thereof duly authorized.

5.

If a member wishes to appoint a person other than those whose names are printed on the form of proxy, the member should strike out the names provided and insert the name of his nominee as proxyholder in the space provided for that purpose.